Back 2014-05-22, 18:32:43, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2477937		
Security designation	DSU (Cash)		
Opening balance of securities or contracts held	0		
Opening balance of equivalent number or value of underlying securities	0		
Date of transaction	2011-09-13		
Nature of transaction	00 - Opening Balance-Initial SEDI Report		
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2014-05-22 18:31:23		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2477938		
Security designation	DSU (Cash)		
Opening balance of securities or contracts held	0		
Date of transaction	2014-05-20		
Nature of transaction	56 - Grant of rights		
Number or value of securities or contracts acquired	15500		
Equivalent number or value of underlying securities acquired	15500		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	7.2600	Currency	Canadian Dollar

Conversion or Exercise price		Currency	
Date of expiry or maturity	2017-05-19		
Closing balance of securities or contracts held	15500	Insider's calculated balance	
Filing date/time	2014-05-22 18:32:37		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities